UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27410

INCARA PHARMACEUTICALS CORPORATION

(Exact name of registrant as specified in its charter)

79 T. W. Alexander Drive, 4401 Research Commons, Suite 200

Research Triangle Park, North Carolina 27709-4287

(919) 558-8688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: -0-

Pursuant to the requirements of the Securities Exchange Act of 1934, Incara Pharmaceuticals Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Clayton I. Duncan

Name:	Clayton I. Duncan
Title:	President and Chief Executive Officer

Date: November 21, 2003

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